Direct Phone: 703.618.2503 jeffrey.li@fisherBroyles.com

June 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Myra Moosariparambil Shannon Buskirk Michael Purcell Liz Packebusch

Re:	Eastern International Ltd. Draft Registration Statement on Form F-1 Submitted March 22, 2024 CIK No. 0002013320

Ladies and Gentlemen:

On behalf of our client, Eastern International Ltd, a foreign private issuer organized under the laws of Cayman Islands (the “Company”, “We” or “Our”), we are submitting this letter and the following information in response to a letter, dated April 18, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on March 22, 2024. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that you do not have cash management policies and procedures in place that dictate how funds are transferred through your organization, and that the funds can be transferred in accordance with the applicable PRC laws and regulations. Please expand your disclosure to describe the process for how funds can be transferred according to the applicable PRC laws and regulations. We note your disclosure at page 3 in this regard.

Response: We have expanded our disclosure to describe the process for how funds can be transferred according to the applicable PRC laws and regulations on the cover page.

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2.	We note your discussion of the China Securities Regulatory Commission (CSRC) New Overseas Listing Rules. Please update your disclosure as necessary to discuss the status of any filing(s) made with the CSRC in connection with this offering.

Response: The Company submitted the application of filing to the CSRC on March 27th , 2024, received the first round of comments from CSRC on April 28th, 2024. The Company responded to these comments to CSRC on May 28, 2024.

Prospectus Summary, page 1

3.	We note your disclosure at page 2 that “it is uncertain whether we, our PRC subsidiary or VIE and its subsidiaries, will be able to obtain such [CSRC] permission or be required to obtain other permission from the PRC government to list on U.S. exchanges or offer its securities overseas.” We further note your disclosure at page 45 that you are “permitted under PRC laws and regulations as an offshore holding company to provide funding to [your] WFOE in China only through loans or capital contributions and to [your] consolidated variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans.” Please reconcile these disclosures with disclosure elsewhere stating that you do not have a VIE structure.

Response: We confirm that we don’t have a VIE structure and have reconciled our disclosures and deleted consolidated variable interest entity on pages 2 and 45.

4.	We note you disclose that you have received all permissions that you and your subsidiaries are required to obtain from Chinese authorities to operate your business, and you provide examples. If your examples are not an all-encompassing list, please expand your disclosure to include each permission or approval that you and your subsidiaries are required to obtain to operate your business.

Response: The permits listed on page 2 are all the permissions that we and our subsidiaries are required to obtain from Chinese authorities to operate our business.

Our Competitive Strengths, page 4

5.	Please revise to provide balancing disclosure here and at page 78 regarding the competitive strength of your management team in view of your risk factor at page 21 noting their relative lack of public company experience.

Response: We have included disclosures on page 4 and page 77 regarding the relative lack of public company experience of our management team.

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Risk Factors

Risks Related to Doing Business in China, page 23

6.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: We have added disclosure on page 28 to explain how the cybersecurity review in China impacts our business and our offering. According to the provisions of the Cybersecurity Review Measures, the situations that need to be reviewed by the CAC include: (i) the network platform operators who have personal information of more than 1 million users go public abroad; (ii) the procurement of network products and services by key information infrastructure operators affects or may affect national security; (iii) network platform operators carry out data processing activities that affect or may affect national security.

The main business of the Company’s operating entities is to provide domestic and cross-border professional logistics services. As of the date of this response, the customers and clients of the Company’s operating entities are PRC enterprises and institutions rather than individual users, and the Company’s operating entities do not have personal information of more than 1 million users. According to the guidance of our PRC counsel after consulting with CAC, it is confirmed that only companies offering abroad with personal information of more than 1 million users are required to apply for network security review. Therefore, our PRC counsel understands that the Company’s current offering and listing should not belong to the situation that it is necessary to apply for network security review as stipulated in Articles 5 and 7 of the Cybersecurity Review Measures.

As of the date of this response, the Company’s operating entities have not received the notice from the relevant PRC regulatory authorities that the Company and its operating entities are identified as key information infrastructure operators and relevant network facilities and information systems are identified as key information infrastructure, nor have they received the notice from the relevant national or local PRC regulatory authorities that the Company and its operating entities are required to fulfill their network security review obligations, so the Company and its operating entities should not belong to the “key information infrastructure operator” as stipulated in the Regulations on the Security Protection of Key Information Infrastructure . Therefore, our PRC counsel believes that there is no case that the Company and its operating entities should conduct a network security review because of the procurement of network products and services by key information infrastructure operators affects or may affect national security, and there is no need to apply for a network security review because of this situation.

As of the date of this response, the Company and its operating entities have not been notified or recognized as “network platform operators” by any PRC regulatory authorities. According to the definition of “national security” in the National Security Law of People’s Republic of China and the seven national security risk factors listed in Article 10 of the Cybersecurity Review Measures, our PRC counsel believes that the Company and its operating entities are unlikely to affect or may affect the national security situation because of data processing activities, so it is unnecessary to voluntarily apply for the network security review because of this situation.

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Enforceability of Civil Liabilities, page 51

7.	Please revise your disclosure to identify any named executive officers and/or directors based in China and/or Hong Kong.

Response: We have revised our disclosure to identify named executive officers and/or directors based in China and/or Hong Kong on page 51.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

For the Years Ended March 31, 2023 and 2022, page 56

8.	Please revise to include qualitative and quantitative discussion of changes in interest expense, gain (loss) on disposal of property and equipment, and the government subsidy. See item 303(b)(2) of Regulation S-K and SEC Release No. 33-8350.

Response: We have updated our disclosure on pages 59 to explain the reasons for the changes in interest expenses, gain (loss) on disposal of property and equipment, and government subsidies.

Industry Overview, page 65

9.	Where you reference industry data, please ensure that you disclose the title and date of the publication in addition to the source. In this regard we note your references to data provided by CFLP, The National Bureau of Statistics, the China Logistics Information Center and CEVSN (or, cevsn). Please also supplementally provide us with a copy of the CEVSN Report, and file a third-party consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement or tell us why you believe you are not required to do so.

Response: We have revised our disclosure to include the title and date of the publication in addition to the source, including the data provided by CFLP, The National Bureau of Statistics and the China Logistics Information Center. The data provided by CEVSN or cevsn are from the Global and China Project Logistics Industry Research Report dated June 3, 2024 (“CVESN Report”). We will also supplementally provide you with a copy of the CVESN Report and file a third-party consent as exhibit 23.4 to the Registration Statement.

Business, page 74

10.	We note your disclosure at page 20 indicating you regard your intellectual property, including patents, as critical to your success. Please revise this section to include the disclosure required by Item 4.B.6 of Form 20-F. Please also revise your risk factor to discuss the pending expiration of any material patents. Refer to Item 3.D of Form 20-F.

Response: We don’t have patents and have revised the disclosure and deleted patents on page 20.

11.	We note you own 20 trucks but have access to over 2,000 vehicles through cooperative relationships with other owners and drivers. Please expand your disclosure to better describe these relationships and the process by which you utilize these vehicles through third parties.

Response: We have expanded our discussion on our cooperative relationships with other owners and drivers for over 2,000 trucks and described these relationships and the process by which we utilize these vehicles on pages 55 and 74. When we receive orders and projects, we make inquires to these drivers/owners and ask them to provide a fee estimate for the job. If they provide reasonable price or their prices are less than costs for which we use our own trucks, we will engage these drivers to undertake the transportation. We will provide them with time and location to load the goods and provide name, contact information and license plate of the driver and truck to our clients. After the delivery is completed, we will collect payment from the clients and pay such drivers directly.

Compensation of Directors and Executive Officers, page 96

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12.	Please provide the information required by Item 6.B of Form 20-F for your most recently completed fiscal year.

Response: We have added the compensations to executive officers and directors on page 95.

Principal Shareholders, page 100

13.	You indicate here that your principal shareholders are those who beneficially own more than 5% of your Ordinary Shares. Item 7.A.1 of Form 20-F requires information for shareholders who are beneficial owners of 5% or more of each class of the voting securities. Please revise your disclosure accordingly.

Response: We have revised disclosure indicating our principal shareholders are those who beneficially own 5% or more of our Ordinary Shares on page 99.

Related Party Transactions, page 101

14.	The notes to your financial statements appear to refer to related party transactions that occurred during the relevant time period which are not disclosed in this section. Please revise to provide the disclosure required by Item 7.B of Form 20-F or advise.

Response: We have added the disclosure for related party transactions on page 101.

Index to Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

15.	We note you recognized a government subsidy of $248,399. Please tell us the nature of the subsidy received and the related accounting treatment. In addition, please add an accounting policy that addresses the government subsidy.

Response: We have added accounting policy for government subsidy on page F-15 as following:

Income from government subsidies amounted to $248,399 and $nil for the years ended March 31, 2023 and 2022. In the year ended March 31, 2023, the Company received subsidies from local government of Pu’Er City, Yunnan province to reimburse the Company’s railway costs incurred in transporting the city’s local produces, including timber, coffee beans, tea and sugar. Such subsidies were unconditional, non-recurring and discretional. The Company recognizes the government subsidy as other income when it has been received.

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Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies Revenue recognition, page F-13

16.	You disclose the Company recognizes revenue from provision of transportation services at point in time when services are completed, i.e. when the products were unloaded at the destination requested by customers. Please further explain why you believe the performance obligations for your transportation services are satisfied at a point in time rather than over time. Please tell us how you considered the criteria to record revenue over time based on ASC 606-10-25-27 through 29. Please also refer to ASC 606-10-55-6 and Basis for Conclusions of ASU 2014-09 – BC 126. In addition, please include details about the average length of time between when the products are loaded at point of origination to the point when products are unloaded at the destination.

Response: We have re-evaluated ASC 606-10-55-6 and Basis for Conclusions of ASU 2014-09 – BC 126 and we concluded that our revenues from transportation services shall be recognize over the service periods, instead of when services are completed. Accordingly, we have adjusted our revenue recognition policy on page F-14 and restated our financial statements to reflect such change. We have added “Note 17 - Revision” on page F-31 to explain the restatement.

17.	We note you use the term “third parties” in your income statement and balance sheet when referring to revenues and accounts receivable, respectively. On page F-10, you state “Advances to suppliers consist of refundable prepayments made to suppliers for subcontracting transportation services that have not been received as of year-end.” You also disclose you have cooperative relationships with other owners and drivers for over 2,000 trucks for domestic long-distance transportation and less than carload goods. Please address the following:

●	Expand your disclosure to further explain the cooperative relationships with other owners and drivers, including the services provided by you or the other party.

●	Clarify if you are subcontracting any portion of your transportation services to independent contractors or third parties. To the extent you are subcontracting services, quantify the amount of revenue recognized for each period presented and revise your disclosure throughout the filing to clearly explain this aspect of your business.

●	Clarify if you have recorded the related revenue on a gross or net basis and provide us with a comprehensive analysis that supports your conclusion pursuant to ASC 606-10-55-36 through 55-40. Specifically address how you considered the definition of control and how you are directing the independent contractors and third parties.

●	Expand your disclosure to clarify your accounting in accordance with ASC 606-10- 50-12(c), if applicable.

●	To the extent revenue or accounts receivable are from external customers, rather than independent contractors or third parties, please revise the characterization of this revenue in your income statement and balance sheet.

Response:

Firstly, we have expanded our disclosure to explain our cooperative relationship with other owners and drivers on page 55 as following:

When we receive orders and projects, we make inquires to these drivers/owners and ask them to provide a fee estimate for the job. If they provide reasonable price or their prices are less than costs for which we use our own trucks, we will engage these drivers to undertake the transportation. We will provide them with time and location to load the goods and provide name, contact information and license plate of the driver and truck to our clients. After the delivery is completed, we will collect payment from the clients and pay such drivers directly.

Secondly, we have added principal vs agent discussion on page F-14 in accordance with ASC 606-10-50-12(c) and address the comment as following:

In cases when we subcontract a part of the transportation job to a third-party supplier (the subcontractor), we act as the principal and recognize revenue on a gross basis in accordance with ASC 606-10-500-12 (c), as we control the services before they are transferred to the customer based on analysis of two indicators:

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1. we are primarily responsible for the promised services in the contract, which means we will be held accountable for the customer’s entire loss if the transportation could not be completed as expected and agreed.

2. we have sole discretion in establishing the contract price that the customer pays to us, despite how much we pay to the subcontractor, who was separately engaged and the choice of party of subcontractor is on our decision.

3. We are subject to capital risk that we need to pay our subcontractor with agreed terms even if the customer hasn’t paid to us or is in default.

4. The subcontractors do not perform any add-value services but follow our instructions for the delivery.

Lastly, as mentioned above, we are a principal instead of an agent, and all of our revenues come from external customers and are recorded directly from these customers. In order to reduce costs, after we sign contracts with customers, some projects are carried out by ourselves and the others are carried out by subcontractors. We pay our subcontractors on a monthly basis. Due to the high volume of transactions each year, it is currently not cost-effective to separate the part of revenues that were carried out by the subcontractors.

Note 4. Other current assets, page F-19

18.	You disclose the balance of $396,039 for “Advance to employees” represents petty cash advanced to employees for the expenses to be incurred during their involvement in the transportation services processes. Please further explain what this balance represents and revise the disclosure to clarify. In addition, we note the balance increased from $369,652 at December 31, 2022. Please tell us the collection terms and the amount of the outstanding balance as of December 31, 2023 that has been collected to date. Last, please tell us how you assess this balance for collection.

Response: We have revised our disclosure on page F-19 to clarify the nature of the balances and address the comment as following:

The balance represented petty cash advanced to employees in charge of each transportation deal for the expenses to be incurred during the transportation services processes when transporting oversized cargo (such as wind turbines) to remote rural areas, usually, there will be complicated road conditions, and we generally advance decent amount of petty cash to employees in charge for these projects in order to cover spontaneous fees such as to widen country roads, dismantle obstacles, set up temporary bridges, etc. in order to complete the transportation process. Such fees will be reimbursed by our customer after the completion of the delivery, and the employee will return the advances to the Company after receiving the reimbursement. The outstanding balance as of March 31, 2023 was fully reimbursed by client and repaid from employees before November 2023.

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Note 12. Segment Reporting, page F-28

19.	You disclose you have one operating segment, which would result in one reportable segment. Please address the following:

●	You state “The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CEO is the chief operating decision maker. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services.” Please clarify all of the information the CODM regularly reviews to assess performance and allocate resources. In this regard, to the extent the CODM is only reviewing revenue data, please further explain how the revenue-only information is used for decision making related to resource allocation and performance evaluation, specifically given the gross profit margins indicate cost of revenues are material to your performance. Please revise your disclosure, if necessary.

●	Your disclosures regarding Key Financial Performance Indicators on page 55, which state: “To assess the performance of our business, we consider a variety of financial and operating measures. The key financial performance indicators we use include revenues, gross profit and gross margin, operating expenses, and income (loss) from operations. Our review of these indicators reveals the results of our business performance and provides timely and meaningful feedbacks to key operating decisions and allow our business to respond promptly to competitive market conditions and different demands and preferences from our customers.” Based on these statements, it appears the CODM may use additional data beyond revenue-only information to make key operating decisions and to assess performance. Please clarify and explain the conflicting statements in your footnotes and management’s discussion and analysis.

●	We note you have provided revenues, cost of revenues and gross profit for both transportation services and warehouse subleasing services in footnote 13. We also note you have provided management’s discussion and analysis for revenues, costs of revenues and gross profit based on transportation services and warehouse subleasing services. Last, we note the gross profit margin for transportation services was 11.9% whereas the warehouse subleasing services was 31.4% in 2023. Given the information available, it appears you may have more then one operating segment. Please provide a robust analysis to support your identification of operating segments in accordance with ASC 280-10-50-1.

●	To the extent you have identified more than one operating segment and believe the operating segments should be aggregated in accordance with ASC 280-10-50-11, please provide your analysis.

●	Please revise your disclosure to address the disclosure requirements of ASC 280-10- 50-21, including the factors used to identify your reportable segments and whether operating segments have been aggregated into one reportable segment.

Response: We have revised our disclosure on page F-28 and address the comment as following:

We have revised our disclosure in Note 12 – Segment reporting to clarify that “management reviews operation results by revenues, gross profit and gross margin, operating expenses and income from operations of different services to make key decisions”, to conform with our statements of “key performance indicators” in management’s discussion and analysis.

We agree with your comment that the prominent difference in gross margin of transportation services and warehouse subleasing services has indicated that these are separable segments. Accordingly, we have also revised our conclusion in Note 12 that we have identified two operating segments – transportation services and warehouse subleasing services, and provided summary financial information of these two segments on page F-28 accordingly.

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Exhibits

20.	Please include the filing fee table required to be filed as Exhibit 107 by Item 601 of Regulation S-K, or advise.

Response: We have added Exhibit 107 to the exhibit index which will be filed by amendment upon public filing.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Albert Wong, Chief Executive Officer of Eastern International Ltd.

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